

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 20, 2017

Christopher Lutes
Chief Financial Officer
Elevate Credit, Inc.
4150 International Plaza, Suite 300
Fort Worth, TX 76109

> **Re: Elevate Credit, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 10, 2017**
> **File No. 333-207888**

Dear Mr. Lutes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2017 letter.

Prospectus Summary

Our Company, page 1

1.   Similar to comment 4 in our letter dated September 29, 2015, please revise your disclosure in the second paragraph to balance your growth in revenues with disclosure that you continue to operate at a net loss. Please make similar revisions elsewhere in the filing where this disclosure appears.

2.   We note your added disclosure in the third paragraph stating that you have saved your customers more than $1 billion over what they would have paid for payday loans. You appear to base this statement on the comparison of revenues of your combined loan portfolio with the same portfolio with an APR of 400%, representing the approximate average APR for a payday loan according to CFPB. Your disclosure, however, appears

to represent a highly subjective statement since the basis upon which it is being made assumes a number of factors which could render your $1 billion savings estimate improbable. Please revise your statement to alert investors that this statement is not based on any independent research or otherwise substantiated by other independent data.

3.   We note your response to comment 2 and the revised disclosures throughout the filing, including at the end of page 2. In an appropriate section of the filing, briefly explain what DORA technology and "Hadoop database" are.

Letter from Ken Rees, CEO of Elevate, page 16

4.   Please revise the second paragraph of the letter to balance disclosure of the company's growth with disclosure that the company has yet to operate at a profit level.

Management's Discussion and Analysis, page 73

5.   Refer to your disclosure at top of page 84 relating to loss rates by loan vintage. We note that you now track "principal loan charge-offs (including both credit and fraud losses) by vintage as a percentage of combined principal originated" rather than "cumulative credit losses by vintage as a percentage of combined principal-originated," as disclosed in your prior amendment on page 81. In addition your prior tabular disclosure represented cumulative credit losses by each quarterly vintage measured generally at under 20%, while your revised disclosure measures cumulative principal charge-offs each annual vintage, measured generally under 30%. Please explain what prompted the change, highlighting the differences between the two methods, resulting ultimately in a higher loss rate. Similarly, explain to us why risk factor disclosure relating to net charge-offs as a percentage of revenues has been replaced with "rate of principal charge-offs." Refer to first risk factor on page 24.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294, or John Spitz, Staff Accountant, at (202) 551-3484, if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Brandon C. Parris
        Morrison & Foerster LLP